Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2009	Form 51-102F1

EFFECTIVE DATE

This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the quarter ended September 30, 2009 and incorporates certain information from the prior three fiscal years. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2009. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”).  All dollar amounts referred to in this MD&A are expressed in US dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is November 30, 2009.  This MD&A contains statements that constitute “forward-looking statements” and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 12).

DESCRIPTION OF BUSINESS

The Company is evaluating and developing geothermal power projects, principally in Nevada and Oregon. Geothermal electricity is generated by conventional turbines, driven by hot, high pressure water and steam from underground geothermal reservoirs. Cool water is re-injected into the reservoir where it is reheated to be used again in a continuous cycle. The result is clean, renewable, sustainable electric power.

Geothermal power plants use proven turbine technology to produce base load power for growing utilities, particularly those located in states, such as Nevada and Oregon, with Renewable Portfolio Standards (“RPS”) that require generation from renewable resources. The Company’s view is that the demand for renewable power is strong and growing, from both utility and private customers, and that the value of electricity and environmental credits will increase in the future. Among sources of renewable power, geothermal is particularly attractive, since it provides steady base load electricity that is not dependent upon the weather (as it is with wind and solar).

The geothermal business offers both low revenue risk and low construction risk, as a result of public utility commitments to long term power purchase contracts and, as long as they are available, fixed price engineering, procurement and construction (“EPC”) agreements. Operating risk is reduced by proven technology and annual operating costs that are modest relative to capital costs. Among the major risks are the cost of exploration and development (drilling), and access to and the cost of capital for large investments in exploration, development and construction. The Company and/or its wholly owned US subsidiary, Nevada Geothermal Power Company (“NGPC”), hold leases on four properties: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon.

OVERALL PERFORMANCE

The Company’s short term strategy remains the development of its Blue Mountain property, establishing revenue and earnings as well as organizational capabilities as rapidly as possible. In this regard, the Company has made significant progress.

The Company has also begun assessing and planning development of its other properties, with a view to maximizing power plant development and value created before a US production tax credit extension expires on December 31, 2013.  As part of this work, on October 29, 2009, NGP was granted $1,764,272 for the Crump Geyser Geothermal Project and $1,597,847 for the Black Warrior Geothermal Project. The DOE funding, combined with equal funding from NGP, is sufficient to conduct confirmation drilling to demonstrate the viability of geothermal resources at both projects.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2009	Form 51-102F1

At Blue Mountain, by June 30, 2009, a third party geothermal consulting company had estimated the Company’s Blue Mountain resource at 40 MW (net) (90% probability) and the Company had signed an amended Power Purchase Agreement (“PPA”) with NV Energy Company (“NVE”) for the sale of power up to 44 MW (net). The Company had also signed a Large Generator Interconnection Agreement (“LGIA”) with NVE for up to 75 MW, and had contracted with Ormat Nevada Inc. (“Ormat”, NYSE:ORA) for construction of a 49.5 MW (gross) power plant, and Industrial Builders of Ontario Oregon for construction of its wellfield gathering system. The transmission line from the plant to the NVE interconnection was complete. Financing up to $180 million was committed by Trust Company of the West (“TCW”), a major New York based investment management firm. The Company had drilled six production wells, two deep injection wells and two shallow injection wells. The Company had obtained all licenses and permits, and following a review of detailed engineering the State of Nevada had issued a Chemical Accident Prevention Plan (“CAPP”) permit to construct the contracted power plant. As at June 30, 2009, Ormat had completed approximately 91% of the work under the fixed price EPC contract.  Following the injection drilling GeothermEx’s computer simulation modeling indicated that the Blue Mountain reservoir has the long term capacity to produce over 40 MW net; but the current production and injection wells support approximately 70% of the targeted 40 MW (net) power production. Two additional wells are necessary to achieve the approximately 40 MW (net) planned. During August the Company completed construction, tested the power plant, and began power sales to NV Energy more than three months before the originally planned December 31, 2009 completion date. Testing indicated the plant will produce significantly greater than 49.5 MW (gross) output when new wells support additional power generation.

Subsequent to the quarter end, on October 9, 2009 the Company acknowledged substantial completion of the power plant, applied for a $57.9 million US Department of Treasury grant, paid Ormat approximately $2.8 million in bonuses for early completion and higher than contracted plant performance, and took custody and control of the plant. The grant was received in mid November. The Company promptly repaid $30 million of the TCW loan balance and subsequently negotiated a waiver with TCW that provides approximately $27.9 million for the required additional drilling, some final project costs and $2 million for general corporate purposes. The waiver also results in full compliance with the Loan Agreement and waives a yield maintenance repayment penalty and an interest coverage covenant until the earlier of a subsequent potential financing by John Hancock or March 31, 2010.  The TCW waiver facilitates declaring Commercial Operation under the PPA and full contract electricity pricing pending the potential John Hancock loan and drilling the required new wells.

On October 13, 2009 the Company announced that it appointed John Hancock Life Insurance Company ("John Hancock") to be the exclusive debt provider for up to $95 Million 20 year term loan. The John Hancock Facility is expected by management to close prior to March 31, 2010, possibly as early as December 2009. It is subject to satisfactory project and legal due diligence, documentation and final credit approval. Further to the above, on October 7, 2009, the U.S. Department of Energy (DOE) issued its first Loan Guarantee Solicitation under its Financial Institutions Partnership Program (FIPP). The new DOE program is designed to facilitate long term financing for renewable development projects using commercial technology and applies to 80 percent of the loan amount. DOE will make available up to $750 million to pay for the Credit Subsidy Cost of loan guarantees which it estimates will support guarantees for $4-8 billion in loans. John Hancock, as Lender for the 'Faulkner 1' geothermal project, has made an application to DOE for a Loan Guarantee under the FIPP. The interest rate per annum under the potential term facility will be fixed at the funding date at the current yield to maturity on the U.S. Treasury securities with a term equal to the average life of the loan plus a spread. Based on the  current treasury yield and depending on the DOE participation with a Loan Guarantee, the John Hancock facility should be priced between 5.0% and 7.5%.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2009	Form 51-102F1

GEOTHERMAL PROPERTY INTERESTS

As at September 30, 2009, the Company’s geothermal property interests comprised the following:

1)  Blue Mountain Geothermal Property – Humboldt County – Nevada

The property is located about 32 km (22 miles) west of the town of Winnemucca.  The Company has leased the geothermal mineral interest in 17 land sections covering 4,445 hectares (10,984 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch, and RLF Nevada Properties. The Company holds a 100% geothermal mineral interest, and is entitled to explore, develop, and produce any geothermal resources located on the properties. At the property, a shallow thermal anomaly covers 10 km² (4 mi²).

The first production well, 26A-14, was completed in September 2006 to a total depth of 858 m (2815 ft). Data from flow-test results indicated a prolific well, with the potential to produce 7 MW (net) of power.  Subsequently, production wells 23-14, 25-14, 14-14, 15-14 and 17-14 were completed. Flow tests indicated each well had the potential to produce approximately 7 MW – 7.5 MW (net) of power.

Well 58-15 was completed May 8, 2008. It can be used for injection or production. Production and injection tests indicated the highest temperatures (213°C, 415°F) at Blue Mountain and a third party geothermal consulting company determined that data from flow test results indicated the potential to produce 8.4 MW (net) of power. Nevertheless, the Company decided to focus injection in the south west and use well 58-15 as an injector. Well 58A-15, also in the south west, was completed as a successful injector during November 2008 and drilling in the same area resulted in additional injection capacity at wells 57-15, 61-22, and 58B-15.

During June, GeothermEx Inc. developed a simulation of the power production supported by the wells drilled to date, concluding an additional two wells are necessary to support production of the originally planned approximately 40 MW (net). The Company will use funds from the recently received cash grant to drill up to three new wells, hoping to enhance the wellfield output beyond the originally planned 40 MW (net) up to as much as 47 MW (net) which may be possible given the above contract Ormat plant performance.

2)  Pumpernickel Geothermal Project – Humboldt County – Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,810 hectares (6,942 acres). The leases include 1,275 hectares (3,151 acres) of land located approximately 16 km (10 miles) from Newmont’s Lone Tree Mine and leased under an agreement with Newmont USA Ltd, 1,405 hectares (3,471 acres) leased from BLM, 1,045 hectares (2,582 acres) transferred from Ormat with an agreement to provide preferred equipment pricing in exchange for $15,000 and a right of first refusal to supply Pumpernickel power plant equipment, and 129 hectares (320 acres) under four private leases.  The lease transferred from Ormat is encumbered by an overriding (0.5%) royalty interest payable to Ehni Enterprises Inc.

A maximum temperature of 135°C (275°F) was recorded on bottom in a well drilled by Magma Power Company in 1974 to 919 m (3071 ft).  Four thermal gradient holes drilled in September 2005, defined temperature gradients between 75-200°C/km.  Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate geothermometry of 220°C (428°F).

In September 2007, a third party consultant prepared a report regarding structural geological analysis of seismic reflection data in Pumpernickel Valley that may indicate permeable pathways for up-flowing geothermal fluids. That report also helps identify potential drilling targets for geothermal exploration. Gas sampling and a thorough review of geochemical and geological data, coupled with a new gravity-seismic interpretation of structural targets, resulted in a better understanding of the reservoir and helped confirm a deep exploration well target.

Three additional thermal gradient wells were completed between March 30 and April 8, 2008. Two of these wells revealed temperature gradients higher than 100°C/km. The third was the highest, and this new information helped confirm a deep exploration well target. An additional study to evaluate the distribution of shallow ground temperatures was completed in September 2008. A deep exploratory well is planned when funding is available.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2009	Form 51-102F1

Three exploratory water supply boreholes drilled to ~140 feet, and a subsequent fourth borehole to 280 feet successfully identified a low total dissolved solids (TDS) groundwater source suitable for use in cooling towers, and for exploration drilling support. Four permanent water well locations have been identified.

During the quarter we completed a Low Sun Angle Photography survey and are in the process of performing a photo geological and lineament analysis to help refine our structural model. This work completed our annual work commitment.

NGP terminated an option agreement with Sierra Geothermal Power Corp., a TSX Venture listed company (“SRA”) on December 19, 2008.

3)  Black Warrior Project – Washoe and Churchill Counties – Nevada

The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights.  The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for $1 million.

Field reconnaissance and data reviews are continuing. A thermal anomaly contour map helped identify a target location for an exploration well which will help assess deep resource temperatures, fluid characteristics and geothermometry. A well pad has been graded and minor improvements to a short section of road have been completed. Tubing has been installed in abandoned 2-meter boreholes, and will be used for experimental / exploratory soil gas sampling and a 3-point schlumberger reistivity study has been completed.

4)  Crump Geyser Project – Lake County – Oregon

The Crump Geyser project is located 48 km (30 miles) east of Lakeview, Oregon. In August 2005, the Company acquired leases at Crump Geyser, totaling 2,916 hectares (7,205 acres) of private land.  The private leases are subject to a royalty of 3.5% of gross revenues from the sale or use of electricity.

In 1959, a 512m (1,680 ft) well, drilled by Magma Power Company, spontaneously erupted a few days after it was abandoned. The well flowed boiling water into the air continuously for six months and then reverted to irregular eruptions. Although the geyser is currently plugged, boiling water still rumbles at depth and bubbles to the surface. A three point Schlumberger resistivity survey performed in January 2006 showed a strong anomaly (highly conductive area) that appeared to be approximately 6 km2 (2 mi2).

A third party geothermal consulting company reported a 40MW (90% probability) geothermal resource, a most likely resource of 60MW, and a deep reservoir temperature of 150°C ± 10°C (300°F ± 15°F), based on the results to date. A geochemist with Thermochem Labs was retained to evaluate the geothermometry, and subsequently confirmed the reservoir temperature.

During May through August, 2008 a review of geochemical and thermal data, new structural mapping, and field reconnaissance identified targets for drilling shallow and intermediate depth thermal gradient wells. In August 2008, a third party consultant completed a comprehensive report covering permitting issues pertaining to leases, exploration, and power plant development in Oregon. Well designs, drilling programs and drilling permit applications are in progress and will be submitted to the Oregon Department of Geology and Mineral Industries prior to planned drilling later in 2010. Fiscal 2009 work commitments are complete and field reconnaissance in preparation for upcoming geophysical work continues. An ultralight Aeromag geophysical study is planned for 2010 which will contribute to a data-sharing program with the United States Geological Survey (“USGS”), who will be undertaking precision gravity work in the same area. An environmental study is planned, to determine appropriate actions, prior to drilling and or plant construction, to manage wetlands and lakes.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2009	Form 51-102F1

FINANCIAL SUMMARY

During the quarter ended September 30, 2009, the Company continued developing its Blue Mountain, Nevada property by completing power plant and gathering system construction and most testing. Substantial completion under the EPC contract was declared just after quarter end on October 9, 2009. The Company delivered power to NV Energy early as a result of an early power plant start up. Simultaneously, the Company continued negotiating permanent funding to replace a large portion of the TCW loan as well as fund project expenditures, such as the additional drilling, in excess of the available TCW funds ($180 million).

The Company reports its results in US currency since its most significant expenditures and the funds borrowed for construction are denominated in US dollars. Also, after startup, revenue and operating costs will be generated and incurred within Nevada and denominated in US dollars.

During the quarter, operating expenses remained primarily those of the Canadian office, and are incurred in Canadian dollars. While they are a small part of the Company’s total expenditures, Canadian dollar denominated operating expenses dominate the current and prior period income statements. Consequently, to assist in understanding trends we include the table below showing Canadian dollar operating expenses and prior period comparisons.

	For the Three Month Period
	Ended September 30,
	2009	2008
	(expressed in Cdn dollars)
Operating Expenses
Accounting and audit	$113,637	101,259
Administration	317,263	251,985
Accretion of asset retirement obligation	20,173	20,295
Amortization	21,205	20,384
Consulting fees	78,589	159,356
Conventions and publishing	31,124	69,659
Investor communication	2,862	18,435
Insurance	13,564	14,648
Legal	123,541	54,656
Office expenses	38,975	37,652
Rent and telephone	40,897	32,745
Stock-based compensation	46,274	126,256
Transfer agent and regulatory fees	5,623	4,862
Travel and business development	67,421	61,827

	921,148	974,019

Other Income (expenses)

Change in fair value of cash settled option	(721,887)	-
Financing expenses	(311,083)	-
Foreign exchange	(78,307)	(1,809,640)
Interest income	18,236	74,958

	(1,093,041)	(1,734,682)

Net Loss	$(2,014,190)	$(2,708,701)

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2009	Form 51-102F1

During the quarter ended September 30, 2009 the Company’s net loss was Cdn $2,014,190 (US$1,835,587 or US$ 0.02 per share) compared to a loss for the quarter end September 30, 2008 of Cdn $2,708,701 (US$2,600,406, or US$0.03 per share). The net loss decrease results primarily from a lower foreign exchange loss, offset in part by the change in cash settled option value and undrawn commitment fees on the TCW loan. The change in foreign exchange loss results largely from designating the Company’s US subsidiary self sustaining and changing the reporting currency to the US dollar, which resulted in translation to the reporting currency using the current rate method. The change in reporting currency was made to better reflect the Company’s business activities, comprising primarily the construction of the geothermal power plant facility in Nevada and the associated US dollar denominated financing and US dollar denominated power purchase agreement.

Operating expenses continue to increase with the size and scope of operations as the Company continues to invest in its Blue Mountain project. The reduction in the quarter, compared to the prior year period, results from the timing of accounting expenses and lower stock based compensation. Administration and consulting costs of Cdn $395,852 (2008 – Cdn $411,341) did not increase since the number of administration employees has not increased.. Convention and publishing costs as well as investor relations expenses of Cdn $39,609 (2008 – Cdn $92,956) declined as a result of a reduction in third party investor relations services and careful management in light of the limited financing activity.

The Company recorded a non-cash stock-based compensation expense of Cdn $46,274 (2008 – Cdn $126,256), which was lower than the previous year due primarily to a lower stock price and partial vesting.  Also, the Company recorded a non-cash loss resulting from the charge relating to the change in fair value of the cash settled option of CDN $721,887 (2008 – Cdn $nil), which results largely from the increase from 7.5% to 12.5% consistent with the higher borrowings from TCW.

Losses are partially offset by interest income Cdn $18,236 (2008 – Cdn $74,958). The decrease during the most recent quarter results from a lower cash balance and lower short term interest rates.

SUMMARY OF QUARTERLY RESULTS

	Period	Revenue	Loss (Income)	Loss (income) per share
				(Basic and fully diluted)
1st	Quarter 2010	$ Nil	$1,835,587	$ 0.02
4th	Quarter 2009	$ Nil	$1,362,539	$ 0.01
3rd	Quarter 2009	$ Nil	$476,277	$ 0.01
2nd	Quarter 2009	$ Nil	$649,538	$ 0.01
1st	Quarter 2009	$ Nil	$2,600,406	$ 0.03
4th	Quarter 2008	$ Nil	$1,301,975	$ 0.01
3rd	Quarter 2008	$ Nil	$1,052,864	$ 0.01
2nd	Quarter 2008	$ Nil	$619,313	$ 0.01

The loss for the disclosed periods results primarily from operating expenses (people and associated costs), offset by interest income and, until 2009, option proceeds in excess of mineral property costs associated with the Pumpernickel joint venture agreement. The Company’s operating expenses also relate to the Cdn/US dollar exchange rate, the charge for the cash settled option provided to TCW, financial resources available and the development work undertaken.  Observable trends may not be meaningful.

The current trend is generally increasing losses as the Company grows and develops its most advanced geothermal project at Blue Mountain. Normalized overhead expenses are growing as a result of increasing activity. The Company’s cash expenses, some of which are billed to the Blue Mountain project, are approximately Cdn $800,000 per quarter.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2009	Form 51-102F1

TRANSACTIONS WITH RELATED PARTIES

As at September 30, 2009, a total of $110,611 (June 2008 - $108,386) was owing to directors, officers and companies controlled by directors of the Company.  This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand.

During the quarters ended September 30, 2009 and 2008, the following were paid or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	2009	2008

Administration	$95,490	$101,465
Director fees	17,315	23,758
Consulting, including financing success fee	62,008	1,041,093

Administration is primarily comprised of salary paid to the chief executive officer and chief financial officer, who are also directors and officers of the Company, during the normal course of their employment. Geothermal consulting costs primarily result from success fees paid to a director of the Company in connection with successfully arranging the Company’s TCW loan and letters of credit in support of the Limited Notice to Proceed contracted with Ormat. The Company estimates financing success fees payable to a director of the Company could reach, in total, approximately $2.6 million upon obtaining senior financing replacing all or a portion of the TCW financing.

OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2009, the Company provided $2.2 million letters of credit under revised terms of an expanded 20-year PPA concluded November 3, 2008 with NVE, a  $1.37 million letter of credit to secure the grid interconnection investment (also contracted with NVE), and a $15 million letter of credit to Ormat to secure EPC payments. Subsequent to the quarter end, simultaneously with final Ormat EPC payment, the Ormat letter of credit was terminated.

The letters of credit are cash collateralized by deposits at Bank of the West, a AA- rated US bank and Royal Bank of Canada.

The Note Purchase Agreement with Trust Company of the West provided for an increase of 0.5% cash settled option at loan maturity for each $1-million drawn in excess of $170-million, a maximum 5% if the entire $180 million loan commitment were drawn. The full 5% has been earned by TCW.

At June 30, 2009 the Company had a Commitment Letter from MS Greenrock, a wholly owned subsidiary of Morgan Stanley, to provide ten year tax equity funding in the amount of up to $100 million prior to commercial operation. It was anticipated these funds would pay down a substantial portion of the TCW loan. The commitment was terminated during the quarter.

Following the Commercial Operation Date (“COD”) on November 20, 2009 the Company has an obligation to pay NV Energy its replacement cost for any shortfall in the supply of power and/or Portfolio Energy (environmental) Credits beyond contractual allowances, for a maximum of three years, unless the shortfall relates to a Force Majeure event or an NV Energy emergency.

Following COD, within five days, the Company had an obligation to increase the letter of credit in favour of NVE by $1.6 million to approximately $3.8 million. The letter of credit was increased on November 27, 2009.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2009	Form 51-102F1

Subsequent to the quarter end the Company reached an agreement in principle with TCW under which TCW agreed to provide certain waivers and that $27.9 million grant funds can be used to complete the Blue Mountain project. In return for these concessions the Company will issue TCW 4.5 million five year warrants at Cdn$1.50 per share, that must be exercised within 30 days if the Company’s shares close above Cdn$2 for 20 consecutive days.

The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration. There were no transactions during the quarter.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective October 1, 2008 the Company designated its US subsidiary self sustaining and changed its reporting currency to the US dollar. The change in reporting currency is to better reflect the Company’s business activities comprising primarily the construction of the geothermal power plant in Nevada and the associated US dollar denominated financing.

During 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that IFRS adoption will be mandatory for publicly accountable enterprises for financial years beginning on or after January 1, 2011. The Company will therefore prepare its first annual report under IFRS in respect of the year ending June 30, 2012, and its first interim report under IFRS for the quarter ending September 30, 2011.  Comparative information in respect of the 2011 financial year will be provided in both cases.

The Company’s IFRS conversion plan is comprised of the following key elements:

1.

Project team and training:

The Company has established a project team to lead the conversion process, and has obtained in-house IFRS expertise to complement assistance provided by consultants. Training of accounting personnel in the requirements of IFRS is taking place on a continuous basis, but a more formalized training program will be utilized where appropriate.

2.

Accounting policies:

The Company has performed an initial review of the differences between IFRS and Canadian GAAP, and has identified a number of areas that will require additional investigation. The next step in the process will be to rank the differences identified according to urgency, using indicators such as the materiality of the expected change and the expected lead-time required for implementation. It will then be possible to focus our attention on the matters that require immediate attention. The Company plans to complete the analysis during the 2010 financial year, to enable the collection of information required for the 2011 comparative numbers during 2011.

The Company continues to monitor the development of standards by the International Accounting

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2009	Form 51-102F1

Standards Board (“IASB”).  A number of IASB projects currently under way are expected to have an impact on our conversion to IFRS. The most important of these are the projects relating to classification and measurement of financial instruments, financial statements presentation and income taxes. The Company will not be able to complete its analysis of these standards until publication in their final form.

IFRS 1, First-time Adoption of International Financial Reporting Standards, contains a number of accounting choices that can be made when converting, such as exemptions from full retrospective application for certain standards. These exemptions and exceptions will be addressed together with analysis of the standards to which they relate.

3.

Financial statement preparation:

Financial statements prepared under IFRS contain significant additional disclosures not currently required under Canadian GAAP.  The Company has incorporated a limited number of these disclosures in its financial statements and plans to expand the disclosures in 2010 and 2011, where possible.  The Company will perform a final disclosure review before commencing the preparation of the comparative numbers in respect of the 2011 financial year that will be required in the Company’s first IFRS financial statements.

4.

Information technology and internal controls:

The adoption of IFRS will require changes to both IT systems and systems of internal control.  The Company will analyze the changes required as a part of the analysis of the impact of the different standards.  Specific areas will require immediate attention, such as property, plant and equipment, and revenue.  These areas are important as the Company is currently in the process of establishing the systems required for the start of commercial operation of the Blue Mountain project, and therefore has the opportunity to establish IFRS compliant systems from the outset.

5.

Business impacts:

The adoption of IFRS will affect the business activities of the Company, such as its planning and budgeting activities and debt covenants. The Company has identified debt covenants in its current agreements that will be affected by conversion, but does not expect a significant impact.  The Company will continue to monitor the impact on future agreements, if any, and will attempt to deal with potential issues proactively.

With the adoption of IFRS, there will be no requirement to present a US GAAP reconciliation in the annual financial statements. In addition, only one year of comparative income statement information is required in the first set of IFRS financial statements.

The transition to IFRS is expected to have a material impact on the Company’s financial statements, and to consume significant resources over the next three years.

During the quarter the Company reviewed the revenue standard and found no difference from Canadian GAAP as it relates to the Company’s accounts, and also set up its asset registers.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, restricted cash, marketable securities, accounts payable and accrued liabilities, term debt, deferred construction payables, long-term payables, and the cash settled option. The term debt and long term payables are carried at amortized cost. The fair value of the remaining instruments approximates their carrying value.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2009	Form 51-102F1

Cash equivalents include money market based investments and term deposits where maturity at inception is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian and US Government deposit insurance programs and, as a result of cash collateralizing the Ormat and NVE letters of credit, the Company holds a large investment in certificates of deposit at Bank of the West, an AA- (S&P) rated western US bank.

Term debt is initially recognized at fair value, net of transaction costs, and subsequently at amortized cost using the effective interest rate method.

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 12 of the financial statements. As of the date of this report, the Company had 95,564,504 common shares outstanding and 8,424,000 stock options outstanding at various exercise prices and future dates.

At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 103,988,504 common shares would be issued and outstanding.

INVESTOR RELATIONS

The Company employs Mr. Paul Mitchell to provide Investor Relations.

CAPITAL RESOURCES AND LIQUIDITY

The Company does not have operations that generate positive cash flow.  At September 30, 2009 the Company had $2,079,055 in cash and equivalents on hand, and a working capital deficit of $172,055,604. The TCW loan allows draws every 30 days. Some of the Company’s payables, including the construction holdback, are due beyond 30 days. The Company does not draw funds until necessary and, consequently, the Company is able to manage with negative working capital and will continue to do so in order to minimize interest expense. In addition, since the Company was not in compliance with the terms of the TCW loan, the loan (which is over-drawn) is classified short term.

Cash on hand at November 30, 2009 includes approximately Cdn $1-million in the parent company accounts and approximately $27.9 million in the Blue Mountain project accounts controlled by TCW. During November, the Company received a $57.9 million cash grant from the US Department of Treasury, repaid $30 million of the TCW loan and reached an agreement in principle with TCW providing $2 million from the grant for general corporate purposes and $25.9 million for completing the Blue Mountain project, particularly additional drilling.  The agreement in principle is subject to final approval by both parties. Historically, the Company’s activities were funded by proceeds from private placements of the Company’s securities, the exercise of incentive share purchase options and of share purchase warrants, US Department of Energy funding on certain properties, earn-in interests on certain properties, and loans from TCW and Glitnir Banki hf.

The agreement in principle with TCW also provides waivers that result in compliance with the loan, despite exceeding budgeted expenditures, and relief from both an interest coverage covenant and yield maintenance penalty until the earlier of funding from a potential John Hancock loan and March 31, 2010. The yield maintenance penalty and interest coverage covenant were to take effect at commercial operation and the relevant waivers enable the Company to declare commercial operation and begin charging NVE the contracted power price, rather than a start up rate. The Company must raise funds both to pay down the TCW loan and complete the additional wells required by the project. The Company is dependent upon successfully arranging financing to pay down the TCW loan to approximately $70 million and successfully completing additional drilling to produce at least the minimum PPA power supply of 36.1 MW. Historically, the Company has been able to complete all of its exploration activities and to meet its commitments.  While it has been successful to date, there is no assurance that the Company will be successful in the future.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2009	Form 51-102F1

RISKS AND UNCERTAINTIES

Due to risks and uncertainties, including the risks and uncertainties identified below and elsewhere in this MD&A, actual events may differ materially from current expectations.

By its very nature, geothermal exploration and development involves a high degree of risk, and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it to profitable production. The Company competes with other geothermal enterprises, some of which have greater resources, to explore and to develop geothermal concessions. These resources include money, personnel, consultants, and equipment.

In the short term, management believes the primary risks to the Company relate to the cost of resource development (drilling) as well as raising funds to complete the project and provide permanent financing to replace a portion of the TCW loan. Exploration and development costs are above those budgeted and at least two additional wells must be drilled. At the time of writing approximately $155 million has been drawn from the TCW facility, following repayment of $30 million from a recently received $57.9 million US Department of Treasury cash grant.

In August 2009, the Company began supplying power to NV Energy (“NVE”) under a power purchase agreement (the “PPA”) at 60% - 80% of the anticipated 40 net MW target.  However, this supply is less than the minimum of 36.1 MW that is required under the PPA to be delivered by February 12, 2010.  The PPA contract provides for 10% less power production during the first year of operation and the Company intends to proceed with drilling additional wells, which are intended to increase power production. However there is no certainty that the additional drilling will be successful or that it will be completed before February 12, 2010.  In the event that the Company is unable to fulfill the requirements of the PPA on schedule, and if NVE will not agree to amend the terms of the PPA, then the Company will be in default of the PPA. As a result, the Company may be subject to penalties and NVE may elect to terminate the PPA, which could result in a material adverse effect on the Company, including delay or indefinite postponement of operations and further exploration and development of our projects with the possible loss of such assets.

On November 12, 2009 the Company received a $57.9 million grant from the US Department of Treasury and repaid $30 million of the TCW loan. The Company intends to use the remaining $27.9 million to complete the Blue Mountain project, particularly to complete the required additional drilling. The Company also intends to issue long term debt in order to further repay the loan with TCW down to approximately $70 million so that it can continue compliance with the TCW loan terms, particularly an interest coverage covenant. The Company has engaged John Hancock Life Insurance (“John Hancock”) to provide long term debt up to $95 million which will be used to pay down the TCW loan.  However, this potential John Hancock loan is subject to due diligence and final credit committee approval by John Hancock. There is no certainty that the anticipated debt financing through John Hancock will be obtained.  Failure to obtain the John Hancock loan, or a similar loan from another lender, may result in a default under the terms of the TCW loan agreement. In the event of a default TCW may elect to call the loan and execute upon the security, which would result in a material adverse effect on the Company, including delay or indefinite postponement of operations and further exploration and development of our projects with the possible loss of such assets.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2009	Form 51-102F1

On November 20, 2009 the Company reached an agreement in principle with TCW regarding the use of grant proceeds for drilling. The proposed agreement is subject to legal due diligence and final approval by both parties. The proposed agreement provides the Company with $2 million for general corporate purposes and $25.9 million to complete the required additional drilling and to pay final project costs. The proposed agreement also would waive the previous non compliance with budget requirements and, until the earlier of the closing of the potential John Hancock loan and March 31, 2010, the agreement waives a yield maintenance penalty and the interest coverage covenant. The waivers facilitate declaring “Commercial Operation” under the PPA with NV Energy which results in the contracted power price, rather than a lower start up rate. In return for these concessions, the Company will give TCW 4.5 million five year warrants exercisable at Cdn $1.50 that must be exercised within 30 days if the Company’s shares close above Cdn $2 for 20 consecutive days. The Company expects final approval of this agreement in principle shortly.

Upon approval of the waiver agreement with TCW the Company will be incurring operating losses until closing the potential John Hancock loan.  Without the new John Hancock financing or restructuring of current financing the Company may not be able to maintain operations.  The Company is drilling additional wells to support higher power production and also seeking debt financing from John Hancock to resolve this issue, however the additional drilling may not be successful and the John Hancock financing is not certain to occur.

The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to favorable tax incentives with respect to production tax credits and investment tax credits, changes in technological, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company.  These factors may impact upon the Company’s ability to finance its programs and to carry out operations.

As a result of cash collateralizing the NVE letters of credit, the Company holds a large investment (approximately $5.2 million) in certificates of deposit at Bank of the West, an AA- (S&P) rated Western US bank.  The Company operates in both Canada and the United States, and is subject to currency fluctuations. The exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any impediment to its interest in these properties.

FORWARD LOOKING STATEMENTS AND ESTIMATES

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering, geological, and geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” and other similar words, or statements that certain events or conditions “may” or “will” occur. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements.  Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements.  Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2009	Form 51-102F1

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com. A copy of this management discussion and analysis, the 2009 audited financial statements, previously published management discussions and analyses, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com.  The Company is listed on the TSX Venture Exchange with the trading symbol “NGP” and OTC Bulletin Board in the United States under the symbol “NGLPF”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this management discussion.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature.  Consequently, it may not have been verified by the Company’s technical staff, and therefore it should not be relied upon.